Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo Announced its Share Repurchase

Program for 2023

Shanghai, China—August 22, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the board of directors (the “Board”) of its subsidiary Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”) has approved a share repurchase program authorizing Xinjiang Daqo to repurchase RMB200 million to RMB400 million worth of its issued and outstanding shares by means of centralized bidding transactions, effective until August 22, 2024. Based on a purchase price not exceeding RMB50 per share approved by its board, Xinjiang Daqo may repurchase less than 0.4% of its outstanding shares under this program. Xinjiang Daqo expects to fund the repurchases out of its own funds, and plans to use the repurchased shares for its share incentive plans subject to relevant regulatory requirements.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004
Email: lbergkamp@christensencomms.com